

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2016

Curt Thornton
Chief Executive Officer
Provision Holding, Inc.
9253 Eton Avenue
Chatsworth, CA 91311

> **Re: Provision Holding, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 22, 2016**
> **File No. 333-214757**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **File No. 333-127347**

Dear Mr. Thornton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that several of our comments pertain to disclosure in both your Form S-1 filed November 22, 2016, and Form 10-K for the fiscal year ended June 30, 2016. With respect to your Form 10-K, you may make any changes in future filings.

Prospectus Summary

2. We note that you cite to industry research or case studies for information relating to the "successful market trial" of your concept testing in Fred Meyer Stores and the conclusion that consumers make 70% of their buying decisions "at the point of purchase." Please provide us with marked copies of these materials.

Risk Factors, page 4

A significant percentage of our revenue is reliant on one customer. If we are unable to maintain our relationship with this customer, our business and operations may be materially and adversely affected, page 7

3. We note that Walgreen's announced a deal to acquire Rite Aid in October 2015 and recently indicated that it hoped to close the acquisition in January 2017. Expand your risk factor to discuss any uncertainty that the merger could cause to your material arrangement with Rite Aid.

Selling Securityholders, page 8

4. We note two entries for Mark Davis and two for David Renwick (one of which includes his wife). Confirm that they are different individuals or that if the same, the entries are not duplicative.

Management's Discussion and Analysis, page 12

Results of Operations, page 12

5. We note on page 22 of the Form 10-Q for the period ended September 30, 2016 that you disclose a projected and estimated model for retail stores utilizing a kiosk application on a per machine basis. Please include this analysis in the Form S-1 in MD&A and expand the disclosure of the per machine amounts to explain the impact of the joint venture on the per machine amounts, since a significant number of the machines deployed during the periods presented are related party transactions with ProDava 3D, LLC. Also, expand the MD&A discussion to detail the impact of the joint venture on the periods presented.

Liquidity and Capital Resources, page 13

6. Explain why the Company entered into its agreement with Rite Aid through ProDava 3D, LLC rather than directly with the retailer. In addition, since management of the Company will also be participating in the management of ProDava 3D, LLC, ProDava 3D, LLC should be identified as a related party and the nature of the relationship between the two should be described under Certain Relationships and Related Person Transactions.

Critical Accounting Policies, page 14

7. Please expand the disclosure to detail the accounting treatment for the ProDava 3D, LLC joint venture, including your responsibilities for manufacturing, installation, service, maintenance, technical support, network management, advertising, marketing, and

accounting of each 3D Savings Center kiosk for the joint venture as disclosed in Note 13 at page F-44. Also expand your accounting policy disclosure at page F-30 to address each significant element of the arrangement.

Year Ended June 30, 2016 Compared to the Year Ended June 30, 2015, page 19

8. Refer to your discussion of revenues on page 19. We note that you have included sales to ProDava 3D, LLC for the purchase of kiosks for placement in retail stores. Please revise the line item for service related revenues to properly detail service revenues and product revenues separately for the periods presented.   Please also revise the discussion of revenues for the interim periods accordingly.

Executive Compensation, page 37

9. We note that the amounts due your named executive officers for 2014 and 2015 were not paid but accrued as an amount payable. Please confirm whether these amounts were subsequently paid or remain obligations of the Company.

Certain Relationships and Related Person Transactions, page 37

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

10. We note that your Company does not have a class of securities registered under Section 12(g) or 12(b) of the Securities Exchange Act of 1934. Therefore, Section 16 reporting does not apply to the Company's insiders. Please delete this section and remove the reference to proxy statements under Additional Information on page 41, as the Company is also not subject to the federal securities laws pertaining to proxy solicitations.

Description of Capital Stock, page 38

Registration Rights, page 39

11. Clarify that this registration statement is being filed to comply with the Company's obligations pursuant to the Private Offering's registration rights.

Notes to Condensed Consolidated Financial Statement for the Three Months Ended September 30, 2016, page F-7

Note 11 – Commitments, page F-18

12. We note that the Company is delinquent in remitting its payroll taxes to the applicable governmental authorities. Please consider highlighting this in your risk factors section with additional disclosure discussing the possible negative consequences to the Company's operations or financial condition.

<u>Signatures, page II-3</u>

13. The registration statement must be filed by the Company's principal accounting officer or controller. Please identify the person signing in either capacity in your amended filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Peter DiChiara, Esq.
       Carmel, Milazzo & DiChiara LLP